UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Graphic Packaging Corporation
(Name of Issuer)

Common Stock, par value of $0.01
(Title of Class of Securities)

388688 10 3
(CUSIP Number)

Jeffrey H. Coors, Peter H. Coors and John K. Coors, Co-Chairmen
Adolph Coors Company LLC
Suite 412
2120 Carey Avenue
Cheyenne WY 82001
with a copy to
Robert Reese, Secretary
Adolph Coors Company LLC
Suite 412
2120 Carey Avenue
Cheyenne, WY 82001

307.214.8552
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Adolph Coors Company LLC, Trustee of the Adolph Coors, Jr. Trust dated September 12, 1969; the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended); the Bertha Coors Munroe Trust dated July 5, 1946 (as further amended); the Herman F. Coors Trust dated July 5, 1946 (as further amended); the Louise Coors Porter Trust dated July 5, 1946 (as further amended); the Grover C. Coors Trust dated August 7, 1952; and the May Kistler Coors Trust dated September 24, 1965 (all such trusts individually and collectively, the “Coors Family Trusts”) (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 60,249,576

	9.	Sole Dispositive Power 60,249,576

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,249,576

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3% (2)

14.	Type of Reporting Person (See Instructions) 00 (3)

(1) The cover pages* contained in the Schedule 13D filed on August 18, 2003 (the “Original Schedule 13D”) are amended by deleting the information therein in its entirety and replacing it with the information contained in the above cover page of this Schedule 13D/A.

* For the Adolph Coors, Jr. Trust dated September 12, 1969; the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended); the Bertha Coors Munroe Trust dated July 5, 1946 (as further amended); the Herman F. Coors Trust dated July 5, 1946 (as further amended); the Louise Coors Porter Trust dated July 5, 1946 (as further amended); the Grover C. Coors Trust dated August 7, 1952; the May Kistler Coors Trust dated September 24, 1965; the Joseph Coors Trust dated December 14, 1988; the Janet H. Coors Irrevocable Trust FBO Frances M. Baker, dated July 27, 1976; the Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin, dated July 27, 1976; the Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin, dated July 27, 1976; William K. Coors; Jeffrey H. Coors; Peter H. Coors; John K. Coors; Joseph Coors, Jr.; Darden K. Coors; and the Adolph Coors Foundation.

(2) Using number in Item 11 divided by number of outstanding shares (198,698,698) of Common Stock as of March 20, 2006, reported in the Issuer’s Schedule 14 A filed on April 11, 2006.

(3) The Reporting Person is a limited liability company.

Item 1.	Security and Company.

The class of equity securities to which this Schedule 13D/A relates is the common stock, par value of $0.01 (the "Common Stock"), of Graphic Packaging Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 814 Livingston Court, Marietta, Georgia 30067.

Item 2.	Identify and Background.

Item 2 of the Original Schedule 13D filed on August 18, 2003 is amended by deleting in its entirety the text therunder and replacing such text with the following:

This Schedule 13D/A is filed by Adolph Coors Company LLC, a Wyoming limited liability company (the "Reporting Person"), as Trustee of the Coors Family Trusts, for all of which trusts Adolph Coors Company LLC is the sole trustee. This Schedule 13D/A is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), with respect to the Company’s Common Stock described in this Schedule 13D/A.

A.
Reporting Person
Name	Principal Place of Business	State of Organization	Principal Business

Adolph Coors Company LLC, Trustee of the Coors Family Trusts	Suite 412, 2120 Carey Avenue Cheyenne, WY 82001	Wyoming	To manage and administer assets for the Coors Family Trusts, the beneficiaries of which are descendents of Adolph Coors

The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended by deleting the text therein in its entirety and replacing it with the following:

On March 25, 2003, Riverwood Holding, Inc. ("Riverwood"), Graphic Packaging International Corporation ("GPIC") and Riverwood Acquisition Sub LLC, a wholly owned subsidiary of Riverwood ("Acquisition Sub"), entered into the Agreement and Plan of Merger, as amended by an Amendment No. 1, dated as of July 11, 2003 (the "Merger Agreement"), providing, among other things, for the merger of GPIC with and into Acquisition Sub, with Acquisition Sub continuing as the surviving company (the "Merger"). Prior thereto, the Coors Family Trusts held 60,249,576 shares of GPIC. The Merger Agreement was approved by the stockholders of GPIC on August 7, 2003, and the Merger was consummated on August 8, 2003. Pursuant to the terms of the Merger Agreement, on August 8, 2003, Riverwood filed a Certificate of Merger with the Secretary of State of Delaware ("Closing Date"), and the Merger was effective as of the filing of such certificate ("Effective Time"). On June 6, 2003, the board of directors of Riverwood approved the name change of Riverwood to Graphic Packaging Corporation.

Prior to the completion of the Merger, Riverwood entered into a rights agreement, containing customary terms and conditions for a stockholder rights plan, and designated 500,000 shares of Riverwood preferred stock as Series A junior participating preferred stock, such shares to be reserved for issuance upon the exercise of the rights.

At the completion of the Merger, each share of GPIC common stock, par value $0.01, issued and outstanding immediately before the completion of the Merger, together with the associated rights issued under the GPIC stockholder rights plan, but excluding shares of GPIC common stock owned by Riverwood, GPIC, or any of their respective subsidiaries, was converted into one share of Company Common Stock of Riverwood and associated rights issued under the stockholder rights plan. The Coors Family Trusts received as a result of the merger 60,249,576 shares of the Company.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by deleting in its entirety the text therein and inserting in lieu thereof the following:

The Reporting Person became the trustee for the Coors Family Trusts on June 30, 2006. Adolph Coors Company LLC is Trustee for all of the holdings of the Coors Family Trusts, including the Common Units of Adolph Coors Company LLC.

The purpose of this Amendment No. 1 to the Original Schedule 13D is to report the designation effective June 30, 2006, of Adolph Coors Company LLC as successor trustee to the individual trustees of the Coors Family Trusts. Adolph Coors Company LLC does not serve as trustee for any other trusts or conduct any business not related to the administration and management of the Coors Family Trusts.

The purpose of the designation by the former individual trustees of the Coors Family Trusts of Adolph Coors Company LLC as successor trustee was to provide for a single entity to serve as trustee, which has the benefits of formally consolidating administration and management of the holdings of the Coors Family Trusts and of facilitating short-term and long-term planning for the Trusts. All twelve (12) of the former individual trustees of the Coors Family Trusts are descendents of Adolph Coors and now constitute the Board of Directors of Adolph Coors Company LLC.

Jeffrey H. Coors, Vice Chairman of the Board of Directors of the Company; and Timothy I. Coors, a member of management of the Company, are also Directors of Adolph Coors Company LLC. Jeffrey H. Coors is also Co-Chairman of Adolph Coors Company LLC. There are ten other Directors of Adolph Coors Company LLC. None of the individual members of the Board of Directors or of the officers of Adolph Coors Company LLC are considered to beneficial owners of the shares of the Company’s Common Stock held by Adolph Coors Company LLC, as Trustee of the Coors Family Trusts. Pursuant to the Stockholders Agreement described in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer), Jeffrey H. Coors and, in the case of his inability to act, William K. Coors has been designated as the “Family Representative” to perform all of the Reporting Person’s obligations under the Stockholders Agreement, including, but not limited to designating one person for nomination to the Company’s Board of Directors. The three parties to the Stockholders Agreement are required to vote to elect this person as a director as well as the persons designated by the two other parties (CDR and Exor, as hereinafter defined) to the Stockholders Agreement. Jeffrey H. Coors has been the person designated by the Family Representative for nomination to the Company’s Board of Directors. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares of Common Stock held by the Reporting Person.

The Reporting Person pursues an investment objective that seeks capital appreciation. The Reporting Person will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, the Reporting Person may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company; entering into agreements with the management of the Company relating to acquisitions of shares of the Company by members of management, issuance of options to management, or their employment by the Company.

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Person, it may choose to purchase additional shares of the Common Stock from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise. In addition, depending upon prevailing conditions or other factors, the Reporting Person may determine to dispose of shares of the Common Stock currently held by the Reporting Person in the open market, in privately negotiated transactions with third parties, or otherwise.

As a Director of the Company, Jeffrey H. Coors may consider plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of the Company, acquiring complementary properties, entering new market regions and/or for other reasons. These business combinations may include mergers and acquisitions, asset purchases and sales, as well as strategic ventures and marketing alliances. As a Director of the Company, Jeffrey H. Coors also may, depending on the facts and circumstances, consider any plans and proposals with respect to other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended by deleting in its entirety the text therein and inserting in lieu thereof the following:

Information relating to the amount of shares beneficially owned by the Reporting Person are incorporated by reference from the cover page.

By virtue of the Stockholders Agreement described in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer), the parties thereto, including the Reporting Person, may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As members of the group, the parties to the Stockholders Agreement may be deemed to beneficially own the Company’s Common Stock beneficially owned by the members of the group as a whole. If deemed a group, the parties to the Stockholders Agreement would be deemed to beneficially own, in the aggregate, 128,694,576 shares of Company Common Stock, or 64.8% of the Company Common Stock calculated based on 198,698,698 shares of the Company’s Common Stock outstanding as of March 20, 2006, as reported in the Issuer’s Schedule 14 A filed on April 11, 2006.

Item 6.	Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by deleting in its entirety the text therein and inserting in lieu thereof the following:

In connection with the Merger as described in Item 3 of this Schedule 13D/A, a Stockholders Agreement, dated as of March 25, 2003 (as amended by an Amendment No. 1, dated as of April 29, 2003; by an Amendment No. 2, dated as of June 12, 2003; and by an Amendment No. 3 dated July 20, 2006 (the "Stockholders Agreement"), was entered into, the parties to which are the Reporting Person; Clayton, Dubilier & Rice Fund V Limited Partnership (“CDR”), EXOR Group S.A. ("Exor"), and Riverwood. The Stockholders Agreement relates to nominees for the Company's Board of Directors, class allocation, committee membership, and business combinations. In addition, an Amended and Restated Registration Rights Agreement, dated as of March 25, 2003 (the "Registration Rights Agreement"), providing certain stockholders with the right to request registration of their Company Common Stock or participate in registered offerings by the Company under certain circumstances. Descriptions of the Stockholders Rights Agreement and the Registration Rights Agreement are contained in the Company’s Schedule 14A filed on April 11, 2006, and the Company’s Report on Form 8-K filed on July 24, 2006 (the “July 24, 2006 Form 8-K”), which descriptions are incorporated herein by reference. These descriptions; any references to or summaries of these documents and agreements; and the transactions described in this Schedule 13D/A are qualified in their entirety by the complete text of the Stockholders Agreement and the Registration Rights Agreement, which are contained in the Exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed March 3, 2006 (the “2005 10-K”), and the July 24, 2006 Form 8-K, as incorporated in Item 7 (Material to be filed as Exhibits) of this Schedule 13D/A.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Original Schedule 13D is amended as follows:

•	The materials in Exhibits 99.1 and 99.2 of the Original Schedule 13D are deleted in their entirety.

•	Exhibit 99.3 (Agreement and Plan of Merger dated as of March 25, 2003) of the Original Schedule 13D is hereby renumbered as Exhibit 99.1 and incorporated as Exhibit 99.1 to this Schedule 13D/A.

•
Exhibit 99.4 (Stockholders Agreement) of the Original Schedule 13D is hereby renumbered as Exhibit 99.2 and incorporated herein as Exhibit 99.2 to this Schedule 13D/A, together with Amendments Nos. 1, 2, and 3 thereto as incorporated in Exhibits 10.3 and 10.4 to the 2005 10-K, and as incorporated as Exhibit 10.9 to the July 24, 2006 Form 8-K.

•	Exhibit 99.5 (Amended and Restated Registration Rights Agreement) of the Original Schedule 13D is hereby renumbered as Exhibit 99.3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2006
Date

/s/ Robert Reese
Signature

Adolph Coors Company LLC, Trustee for the Coors Family Trusts
Robert Reese, Secretary
Name/Title